UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of October, 2002

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	Y

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	Y

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
Press Release dated October 31, 2002

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated October 31, 2002 and Quarterly Report for the Third Quarter ended September 30, 2002	2 — 23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2002	Cameco Corporation

	By:	/s/ Gary M.S. Chad Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary